October 7, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Spring Valley Acquisition Corp. II
Registration Statement on Form S-1
Filed February 16, 2021, as amended
File No. 333-253156

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join in the request of Spring Valley Acquisition Corp. II (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on October 12, 2022, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, approximately 350 copies of the preliminary prospectus dated September 26, 2022 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Scott Wexler
Name: Scott Wexler
Title: Managing Director

GUGGENHEIM SECURITIES, LLC

By:	/s/ James Schaefer
Name: James Schaefer
Title: Senior Managing Director

[Signature Page to Underwriter's Acceleration Request Letter]